UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Bath & Body Works, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
070830104
(CUSIP Number)
Joshua L. Targoff Third Point LLC 55 Hudson Yards New York, NY 10001 (212) 715-3880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 30, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 070830104	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,750,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 070830104	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,750,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
CUSIP No. 070830104	Page 4 of 9 Pages

Item 1. Security and Issuer.
This Statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.50 per share (“Common Stock”), of Bath & Body Works, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at Three Limited Parkway, Columbus, Ohio 43230.
Item 2. Identity and Background.
 (a) This Schedule 13D is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Reporting Persons”).
 (b) The principal business address of the Reporting Persons is 55 Hudson Yards New York, New York 10001.
 (c) The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”, and to control the investing and trading in securities of the Funds. The principal occupation of Mr. Loeb is serving as Chief Executive Officer of the Management Company.
 (d)-(e)          During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
 (f) Mr. Loeb is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
The Funds expended an aggregate of approximately $524,644,070 of their own investment capital to acquire the 13,750,000 shares of Common Stock held by them.
The Reporting Persons and Funds may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.
Item 4. Purpose of Transaction.
The Reporting Persons originally acquired the securities reported herein for investment purposes.
The Reporting Persons have significant experience in advising public companies on matters of corporate governance, board composition and capital allocation. The Reporting Persons believe that certain decisions by the Issuer's Board of Directors (the “Board”) raise questions about the adequacy of current governance practices. The Reporting Persons believe that the Issuer, through the compensation committee of the Board, has made errors in structuring its executive compensation such that excessive awards have been made that are untethered to important performance metrics. In addition, the Reporting Persons have significant concerns about financial discipline, investor communication, and Board composition, including the ability of current Board members to make long-term value-maximizing decisions through responsible and thoughtful capital allocation. Notwithstanding these concerns, the Reporting Persons believe that with appropriate shareholder input the Issuer may resolve the matters identified herein, including through Board refreshment. However, in the event no satisfactory resolution is reached, the Reporting Persons reserve the right to seek changes in Board composition and/or take other measures at or before the Company’s next annual meeting.

SCHEDULE 13D
CUSIP No. 070830104	Page 5 of 9 Pages

The Reporting Persons intend to review their investment in the Issuer’s shares of Common Stock (or derivatives with respect thereto) on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets, general economic and industry conditions, and the Issuer’s response to the Reporting Persons’ concerns reflected herein, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock (or derivatives with respect thereto) or selling some or all of their shares of Common Stock (or derivatives with respect thereto). The response under Item 6 below is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
(a) On the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 13,750,000 shares of Common Stock held by the Funds (such shares, the “Shares”). The Shares represent approximately 6.02% of the Issuer’s Common Stock outstanding. Calculations of the percentage of Common Stock beneficially owned assumes 228,414,615 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 30, 2022.
 (b) Each of the Reporting Persons shares voting and dispositive power over the Shares held directly by the Funds.
 (c) Set forth on Schedule A hereto are all transactions in the shares of Common Stock effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 8, 2022.
 (d) Other than the Funds that directly hold the Shares, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.
 (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information contained in Items 3, 4 and 5 is incorporated by reference herein, as applicable.
Derivative Transactions
The Funds may, from time to time, enter into and dispose of cash-settled equity swap, stock-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.
Certain of the Funds have sold out-of-the-money put option contracts representing 1,000,000 shares of Common Stock. The option contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons do not have (and disclaim) any beneficial ownership of any securities that may be referenced in the option contracts or shares or other securities or financial instruments that may be held from time to time by any counterparty to such contracts.
Joint Filing Agreement
On December 8, 2022, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 1.

SCHEDULE 13D
CUSIP No. 070830104	Page 6 of 9 Pages
Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits
1.	Joint Filing Agreement, dated as of December 8, 2022, by and among the Reporting Persons (filed herewith).

2.
Power of Attorney granted by Daniel S. Loeb in favor of William Song and Joshua L. Targoff, dated February 17, 2021, which was previously filed with the SEC on March 5, 2021 as Exhibit 24 to the Form 4 filed by Third Point LLC and Daniel S. Loeb with respect to Radius Global Infrastructure Inc. and is incorporated herein by reference.

SCHEDULE 13D
CUSIP No. 070830104	Page 7 of 9 Pages

SIGNATURES
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 8, 2022

THIRD POINT LLC

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

SCHEDULE 13D
CUSIP No. 070830104	Page 8 of 9 Pages

SCHEDULE A
This Schedule A sets forth information with respect to each purchase and sale of shares of Common Stock which was effectuated by a Reporting Person during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 8, 2022. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share ($)
10/14/2022	640,000	$32.64
10/18/2022	500,000	$34.46
10/19/2022	200,000	$33.13
11/10/2022	190,000	$34.88
11/10/2022	10,000	$34.83
11/14/2022	100,000	$34.41
11/15/2022	100,000	$34.30
11/18/2022	3,897	$37.67
11/18/2022	(30,000)	$39.52
11/18/2022	(14,460)	$39.87
11/18/2022	95,563	$37.80
11/21/2022	200,000	$38.97
11/22/2022	345,000	$40.87
11/23/2022	325,000	$41.16
11/23/2022	200,000	$40.72
11/28/2022	150,000	$40.17
11/28/2022	150,000	$40.25
11/30/2022	782,779	$41.76
12/1/2022	467,221	$43.25
12/1/2022	25,000	$43.20
12/2/2022	50,000	$43.54
12/2/2022	125,000	$44.21
12/5/2022	700,000	$43.27
12/5/2022	100,000	$42.90
12/5/2022	200,000	$42.77

SCHEDULE 13D
CUSIP No. 070830104	Page 9 of 9 Pages

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1.	Joint Filing Agreement, dated as of December 8, 2022, by and among the Reporting Persons (filed herewith).

2.
Power of Attorney granted by Daniel S. Loeb in favor of William Song and Joshua L. Targoff, dated February 17, 2021, which was previously filed with the SEC on March 5, 2021 as Exhibit 24 to the Form 4 filed by Third Point LLC and Daniel S. Loeb with respect to Radius Global Infrastructure Inc. and is incorporated herein by reference.